SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 17,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9

Publicly Held Company

Minutes of the Meeting of the Board of Directors,
Held on December 12th, 2003

Date and time :
On December 12th (twelve) 2003, at 2:00 p.m..

Venue:
Av. Presidente Wilson n° 231, 28th floor (part), city and state of Rio de Janeiro.

Call Notice:
Letter dated on December 2nd, 2003.

Attendance:
The following members of the Board of Directors of Brasil Telecom S.A. (“BT”) attended the meeting: Mr. Eduardo Seabra Fagundes, Mr. Eduardo Cintra Santos, Mrs. Daniela Maluf Pfeiffer, Mr. Francisco Ribeiro de Magalhães Filho, Mr. Maria Amalia Delfim de Melo Coutrim and Mr. Ricardo Wiering de Barros. Mrs. Beatriz Marques de Barros, alternate member of the Board of Directors of BTP. The Fiscal Council members of Brasil Telecom Participações S.A. (“BTP”), Mr. Luiz West and Mr. Gilberto Braga, also attended the meeting.

Board:
Chairman: Mr. Eduardo Seabra Fagundes; Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Agenda:

(1)	Deliberate over BT’s Budget for 2004;

(2)	Deliberate over BT’s Senior Management proposal regarding the limit for the declaration of interest on own capital for the fiscal year 2004;

(3)	Deliberate over BT’s fund raising proposal;

(4)	Deliberate over the approval of the parameters to be supervised by BT Stock Options Program Management Committee;

(5)	Inform to the Board members the resignation of Mrs. Fernanda Peckolt from the position of alternate Board member, and deliberate over the election of Mrs. Elie Jaques Sherique to replace Mrs. Peckolt;

(6)

Inform to the Board members the resignation of Mr. Paulo Roberto Welzel from the position of alternate Board member, and deliberate over the election of Mrs. Manuela Ulhôa Cintra Matos to replace Mr. Welzel;

(7)	Deliberate over the proposal to summon a BT’s Extraordinary General Shareholders’ Meeting in order to:

A)	elect a member for the Fiscal Council, pursuant to CVM’s decision included inthe Written Notice /CVM/SEP/GEA-2 # 461/03; and

B)	change the limits pursuant to Article 24, paragraph VIII of the Company’s Bylaws.

(8)	Deliberate over the constitution of BT’s subsidiaries to deal with its real state assets.

Deliberations:

The attending Board members decided for the summarized form of the Minutes.

1. Opening the meeting, the Chairman read the proposal of BT’s Senior Management in order to get the approval of BT’s Budget for 2004.

Mr. Paulo Pedrão Rio Branco, BT’s CFO, answered questions made by Board members regarding this matter.

The issue was submitted to vote and was approved, by the unanimity of attending Board members, BT’s Budget for 2004, according to the documents and proposal presented by BT’s Senior Management.

The Board member Francisco Magalhães requested, due to the increase of the Company’s Free Cash Flow for the fiscal year 2004, the appraisal of the possibility of increasing the amount of dividends to be distributed to the shareholders.

2. Then, the Chairman brought to analysis the second item of the Agenda, regarding the limit for the declaration of interest on own capital for the fiscal year 2004. Mr. Paulo Pedrão Rio Branco, BT’s CFO, presented to the Board members the regarding the limit for the declaration of interest own on capital of the fiscal year 2004, answering questions made by attending members.

The Board of Directors approved, by unanimity, the limit for the declaration of interest on own capital of the fiscal year 2004, according to the documents and proposal presented by BT’s Senior Management.

The member of the Board Francisco Magalhães, requested, considering the increase in the Company’s free cash flow for the fiscal year 2004, the appraisal of the possibility of increasing the amount of dividends to be distributed to shareholders.

3. Continuing the meeting, the Chairman invited Mr. Paulo Pedrão Rio Branco, BT’s CFO, who presented to the Board members the proposal regarding BT’s fund raising transaction.

The Board of Directors approved, by unanimity, BT’s fund raising transaction, pursuant to the terms of the documents and proposal presented by BT’s Senior Management.

4. Then, the Chairman invited Mr. Carlos Geraldo Campos Magalhães, BT’s Chief Human Resources Officer, to present to the Board members the proposal for approving the parameters to be supervised by BT’s Stock Options Program Management Committee, based on the terms of the documents and proposal presented by BT’s Senior Management.

After answering the questions made by the Board members, the issue was approved by unanimity, noting that the parameters defined in the Board of Directors’ meeting held on 12/12/2003 are applicable to the programs that are approved and implemented by the Administration Committee as of 2002, and not only in 2002, as registered in the minutes of the meeting.

5. Following the 5th item of the agenda, the Chairman informed to the Board members the resignation of Mrs. Fernanda Peckolt from the position of Board alternate member, and proposed the election of Elie Jaques Sherique to replace Mrs. Peckolt .

After the acknowledgement of all the Board members of the resignation of Mrs. Fernanda Peckolt, the Board members approved, by unanimity, the election of Elie Jaques Sherique as alternate Board member.

6. In the following item, the Chairman informed to the Board members the resignation of Mr. Paulo Roberto Welzel from the position of Board alternate member, and proposed the election of Mrs. Manuela Ulhôa Cintra Santos to replace Mr. Welzel.

After the acknowledgement of all the Board members of resignation of Mr. Paulo Roberto Welzel, the Board members approved, by unanimity, the election of Mrs. Manuela Ulhôa Cintra as alternate Board member.

7. Then, the Chairman brought to analysis the seventh item of the Agenda, namely, BT’s management proposal to summon an Extraordinary General Shareholders’ Meeting to:

A)	elect a member for the Fiscal Council, based on CVM’s decision, included in the Written Notice /CVM/SEP/GEA-2 n° 461/03; and

B)	change the limits pursuant to Article 28, paragraph VIII of the Company’s Bylaws.

After further discussions, BT’s management proposal to summon an Extraordinary General Shareholders’Meeting t, was approved by the unanimity of the Board members, based on the documents and proposal presented by BT’s Senior Management.

8. Finally, the Chairman read the proposal related to the constitution of BT’s subsidiaries to deal with its real state assets.

Thus, the Chairman invited Mr. Paulo Pedrão Rio Branco, BT’s CFO, to present the proposal and answer eventual questions.

Being submitted to deliberation, BT’s management proposal for the constitution of BT’s subsidiaries to deal with BT’s real state was approved by the unanimity of the Board members.

All the documents and proposals presented in this meeting were signed by the Chairman and the Secretary of the meeting, and will be filled at Company’s head office.

Rio de Janeiro, December 12th, 2003.

___________________________________	___________________________________
Eduardo Seabra Fagundes Chairman	Antonio Amaro Ribeiro de Oliveira e Silva Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer